BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

 NEWS RELEASE

CONTACT:	BRAD CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES CHANGE OF LEADERSHIP;
BURKE TO RETIRE / HEPPER NAMED CHAIRMAN AND CEO

May 15, 2002 -- Minneapolis, Minnesota, USA -- BMC Industries, Inc. (NYSE: BMM) announced today that Paul B. Burke will retire as Chairman and Chief Executive Officer of the Company in the beginning of June 2002, and that the Board of Directors has elected Douglas C. Hepper to succeed Mr. Burke in those capacities.

In announcing the change, Mr. Burke stated, "After eleven challenging and rewarding years as CEO at BMC, it is time for me to move on to new personal and professional challenges. Moreover, with major restructuring initiatives nearing completion, cash flow strong and debt amortization accelerating, this is a good time for a leadership transition. I am confident that under Doug Hepper's leadership, BMC will realize the substantial value embedded in its core capabilities and the full potential of an outstanding team of people."

Mr. Hepper joins BMC following a 28-year career with PPG Industries, Inc., an $8 billion global manufacturer of coatings, glass and chemicals for industrial and consumer markets. Mr. Hepper most recently had responsibility for managing PPG's $1 billion + global automotive aftermarket paint business with 4,000 employees doing business in 150 countries. Previous to this assignment, he was responsible for PPG's automotive refinishing business outside of the U.S., headquartered in Paris, France. Other experience in his PPG career involved assignments in marketing, sales, planning and manufacturing.

Commenting on his new position at BMC, Mr. Hepper stated, "I was attracted to BMC by the unique assets and capabilities employed by the businesses. I have also been impressed by the quality of the BMC leadership and I look forward to working with the entire BMC team. I am excited about the opportunities available to this Company and the ability to grow value over the long-term."

The Company also announced that Mr. Burke would remain as a consultant to the Company for the balance of the year to assist in the transition.

BMC, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears group, through its Mask Operations, is the only North American manufacturer of aperture masks. The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.